As filed with the Securities and Exchange Commission on June 24, 1998.
                                            Registration No. 333-51497
______________________________________________________________________


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                      __________________________________


                                AMENDMENT NO. 1
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                          __________________________


                      CHIQUITA BRANDS INTERNATIONAL, INC.
           (Exact name of registrant as specified in its charter)

            New Jersey                                04-1923360
     State or other jurisdiction                     (IRS Employer
  of incorporation or organization)               Identification No.)


                             250 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 784-8000
              (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)


                              ROBERT W. OLSON, ESQ.
                    Senior Vice President, General Counsel
                                  and Secretary
                      Chiquita Brands International, Inc.
                            250 East Fifth Street
                            Cincinnati, Ohio 45202
                                (513) 784-8804
           (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)
           _________________________________________________________


     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement shall become effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================

PROSPECTUS

          [Chiquita               1,149,980 Shares
           Brand
           Logo]          Chiquita Brands International, Inc.

                                    Common Stock

     This Prospectus relates to up to 1,149,980 shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Chiquita
Brands International, Inc. ("Chiquita" or the "Company").

     The Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. On June 22, 1998 the last sale price of the Common Stock as reported on the New York Stock Exchange was $ 14.1875 per share.

     The shares of Common Stock offered hereby (the "Shares") are being sold for the account of and by the person named under the caption "Selling Shareholder." The Shares may be sold from time to time in transactions on the open market or in negotiated transactions, in each case at prices satisfactory to the Selling Shareholder. (See "Plan of Distribution.") The Company will not receive any proceeds from any sales of the Shares.

     See "Risk Factors" beginning on page 4 for a discussion of certain factors which should be considered by prospective purchasers of the Common Stock.

                        ____________________


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
      COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS.  ANY REPRESENTATION TO THE
             CONTRARY IS A CRIMINAL OFFENSE.

                        ____________________

        The date of this Prospectus is June ___, 1998.

                 AVAILABLE INFORMATION

     Chiquita is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Chiquita has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto, or amendments thereto, to which reference is hereby made. Such reports, proxy and information statements, Registration Statement and exhibits and other information filed by Chiquita may be inspected and, upon payment of the Commission's customary charges, copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Suite 1300, 7 World Trade Center, New York, New York 10048, and at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Website that contains reports, proxy and information statements and other information regarding companies, including Chiquita, that file electronically with the Commission at http://www.sec.gov.

     Chiquita's Common Stock is listed on the New York, Boston and Pacific Stock Exchanges. Reports, proxy and information statements and other information concerning Chiquita may be inspected and copied at the Library of the New York Stock Exchange at 20 Broad Street, New York, New York; at the Secretary's Office of the Boston Stock Exchange at One Boston Place, Boston, Massachusetts; and at the Listing Department of the Pacific Exchange at 301 Pine Street, San Francisco, California.

                        ____________________

     No person has been authorized to give any information or to make on behalf of the Company or the Selling Shareholders any representations, other than those contained in this Prospectus, in connection with the offer made hereby, and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, or an offer to sell or solicitation of an offer to buy such securities in any jurisdiction in which such offer or solicitation is not qualified or to any person to whom such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any date subsequent to the date hereof.

    INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Chiquita will furnish, without charge, to any person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in the Registration Statement of which this Prospectus is a part (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to the Vice President, Corporate Affairs of Chiquita, 250 East Fifth Street, Cincinnati, Ohio 45202; telephone: (513) 784-6366.

     The Annual Report on Form 10-K for the year ended December 31, 1997 (which incorporates by reference certain information contained in the Company's 1997 Annual Report to Shareholders) (the "1997 10-K") filed by Chiquita with the Commission (Commission file number 1-1550), the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (the "1998 10-Q"), the Current Reports on Form 8-K dated January 7, 1998, January 16, 1998, February 11, 1998, February 19, 1998, and April 22, 1998 (the "8-Ks"), and the description of Common Stock of Chiquita contained in Amendment No. 1 to the Registration Statement on Form 8-A filed by Chiquita on June 18, 1998, are incorporated herein by reference and made a part hereof.

     All documents filed by Chiquita pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereunder shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

              FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, information included in, or incorporated by reference from, future filings by the Company with the Commission and information contained in written material, press releases and oral statements issued by or on behalf of the Company, contains, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than historical facts, included or incorporated by reference in this Prospectus and in future filings with the Commission and written and oral statements by the Company and its representatives that address events, developments or financial results that Chiquita expects, believes or estimates will or may occur in the future are forward-looking statements that are intended to be covered by the safe harbor provisions of that Act. These statements reflect management's current views and estimates of future economic circumstances, industry conditions and company performance and are based on many assumptions and factors Chiquita believes are appropriate under the circumstances and speak as of the date made. Such statements are subject to a number of assumptions, risks and uncertainties, including product pricing, costs to purchase or grow (and availability of) fresh produce and other raw materials, currency exchange rate fluctuations, natural disasters and unusual weather conditions, operating efficiencies, labor relations, access to capital, action of governmental bodies, and other market and competitive conditions. Any changes in such assumptions or factors, many of which are beyond the control of Chiquita, could produce materially different outcomes. Some of these risks are described in more detail in "Risk Factors" below. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

                      THE COMPANY

     Chiquita Brands International, Inc. is a leading international marketer, producer and distributor of bananas and other quality fresh and processed food products sold under the Chiquita and other brand names. In addition to bananas, Chiquita's fresh products include other tropical fruit, such as mangoes, kiwi and citrus, and a wide variety of other fresh produce. Chiquita's operations also include private label and branded canned vegetables and related products; fruit and vegetable juices and beverages; processed bananas; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

     American Financial Group, Inc. ("AFG") owns, either directly or indirectly through its subsidiaries, approximately 37% of Chiquita's outstanding shares of Common Stock. Approximately 44% of the outstanding stock of AFG is beneficially owned by Carl H.
Lindner, members of his family and trusts for their benefit.

     Chiquita is a New Jersey corporation. The address of its principal executive offices is 250 East Fifth Street, Cincinnati, Ohio 45202 and its telephone number is (513) 784-8000. Unless the context indicates otherwise, the term "Chiquita" also includes Chiquita's subsidiaries.

                     RISK FACTORS

     In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following in the context of the more complete disclosure in the Company's 1997 10-K and 1998 10-Q before making an investment in the Shares.

     Recent Losses. From 1984 to 1991, Chiquita reported a continuous record of growth in annual earnings. In 1992, the Company reported a loss from continuing operations of $222 million that included $61 million of charges to restructure its worldwide banana operations in connection with the announcement of a new quota system for European Union ("EU") banana imports. Operating results for subsequent years are as follows:

Period   Income (Loss) from Continuing Operations
______   ________________________________________

1993     ($51) million

1994     ($84) million  included charges and losses totaling
                        $67 million resulting primarily from
                        farm closings and banana cultivation
                        write-downs in Honduras following an
                        unusually severe strike and the
                        substantial reduction of Chiquita's
                        Japanese "green" banana trading
                        operations.

1995      $28  million  included a $19 million net gain
                        primarily resulting from divestitures
                        of operations, sales of older ships
                        and other actions taken as part of
                        Chiquita's ongoing program to improve
                        shareholder value.

1996     ($28) million  included write-downs and costs of $70
                        million resulting from wide-spread
                        flooding in Costa Rica, Guatemala and
                        Honduras; certain strategic
                        undertakings designed to achieve
                        further long-term reductions in the
                        delivered product cost of Chiquita
                        bananas through the modification of
                        distribution logistics and the wind
                        down of particular production
                        facilities; and certain claims
                        relating to prior EU quota
                        restructuring actions.

For 1997, the Company reported net income of $0.3 million. Net income for the quarter ended March 31, 1998 was $41 million compared to net income of $43 million for the first quarter of 1997. The Company's interim results are subject to significant seasonal variations and are not necessarily indicative of the results of operations for a full year. At March 31, 1998 the Company's accumulated deficit was $133 million and its total shareholders' equity was $862 million.

     European Union Banana Regulation.  On July 1, 1993, the
European Union implemented a quota system effectively restricting the volume of Latin American bananas imported into the EU, which had the effect of decreasing Chiquita's overall volume and market share in Europe. The quota regime is administered through an import licensing system and grants preferred status to producers and importers within the EU and its former colonies, while imposing restrictive quotas and tariffs on bananas imported from other sources, including Latin America, Chiquita's primary source of fruit. Since imposition of the EU quota regime, prices within the EU have increased to a higher level than the levels prevailing prior to the quota. Banana prices in other worldwide markets, however, have been lower than in years prior to the EU quota, as the displaced EU volume has entered those markets.

     In two separate rulings, General Agreement on Tariffs and Trade ("GATT") panels found the EU banana policies to be illegal. In March 1994, four of the five countries which had initiated GATT complaints, Costa Rica, Colombia, Nicaragua and Venezuela, settled their GATT actions against the EU by entering into a "Framework Agreement" which guaranteed them preferential EU market access for bananas. The Framework Agreement was implemented in 1995 and imposed additional restrictive and discriminatory quotas and export certificate requirements on U.S. banana marketing firms, while leaving EU firms exempt. This significantly increased Chiquita's cost to export bananas.

     Other developments which have occurred since implementation of the quota system include:

     * In September 1994, Chiquita and the Hawaii Banana Industry Association made a joint filing with the Office of the U.S. Trade Representative ("USTR") under Section 301 of the U.S. Trade Act of 1974 charging that the EU quota and licensing regime and the Framework Agreement are unreasonable, discriminatory, and a burden and restriction on U.S. commerce.

     * In January 1995, the U.S. Government announced a preliminary finding against the EU banana import policy and, a year later, the USTR found the banana Framework
         Agreement export policies to be unfair.

     * In September 1995, the United States, Guatemala, Honduras and Mexico commenced a challenge against the EU quota regime using the procedures of the World Trade Organization ("WTO"). Ecuador, the world's largest exporter of bananas, joined these countries in filing a new WTO action in February 1996.

     * In May 1997, a WTO arbitration panel issued a report ruling that the licensing and quota systems under the EU quota regime and the Framework Agreement violate numerous international trade obligations to the detriment of Latin American supplying countries and U.S. marketing firms such as Chiquita. The panel recommended that the WTO request the EU to conform its import regime for bananas to these trade obligations.

     *   In June 1997, the EU appealed the WTO panel report.  In
         September 1997, the WTO Appellate Body upheld the panel's report and the full WTO body later adopted both the panel and Appellate Body reports.

     * In January 1998, a WTO arbitrator ruled that the EU must fully implement banana policies consistent with the WTO report findings not later than January 1, 1999.

     * In January 1998, the EU governing commission proposed a new quota and license regime for review and possible implementation by the EU. The five governments which filed the WTO complaint, joined by Panama which has recently become a WTO member and initiated its own challenge to the quota and Framework Agreement, have all indicated that they do not believe the current EU proposal complies with the WTO findings.

     * In March 1998, in a separate proceeding brought by Germany against the EU, the European Court of Justice ruled that the Framework Agreement's exemption of EU marketing firms from the requirement to obtain export certificates for bananas from Costa Rica, Colombia, Nicaragua and Venezuela was discriminatory and violated applicable EU law. The EU no longer requires these export certificates from any marketing firms.

     If the EU fails to comply with the WTO rulings by January 1, 1999, the WTO authorizes the injured governments to engage in retaliatory trade measures, such as tariffs or withdrawal of trade concessions, against the EU. However, there can be no assurance as to the results of the WTO proceedings, the nature and extent of actions that may be taken by the affected countries or the impact on the EU quota regime or the Framework Agreement.

     Leverage. As of March 31, 1998 Chiquita and its subsidiaries had short-term notes and loans payable of $87 million and long-term debt (including current maturities) of approximately $1.1 billion; the percentage of total debt to total capitalization for Chiquita was 57%. As of March 31, 1998, long-term debt maturities for the remainder of 1998 and the years 1999 through 2002 are $37 million, $68 million, $95 million, $166 million and $34 million, respectively.

     Subsidiaries. Most of Chiquita's operations are conducted through its subsidiaries and Chiquita is therefore dependent on the cash flow of its subsidiaries to meet its obligations. The claims of holders of Chiquita Common Stock will be subordinate to any existing and future obligations of Chiquita and will be structurally subordinated to any existing and future obligations (whether or not for borrowed money) of its subsidiaries, many of which have direct obligations to lenders and other third-party creditors. As of March 31, 1998, the total debt of Chiquita's subsidiaries aggregated $424 million, of which $235 million represented non-recourse long-term debt of Chiquita's shipping subsidiaries secured by ships and related equipment and $37 million represented short-term notes and loans payable.

     Competition and Pricing. Approximately 60% of Chiquita's 1997 consolidated net sales were attributable to the sale of bananas. Banana marketing in international trade is highly competitive. While smaller companies, including growers' cooperatives, are a competitive factor, Chiquita's primary competitors are a limited number of other international banana importers and exporters. Chiquita has been able to obtain a premium price for its bananas due to its reputation for quality and its innovative ripening and marketing techniques. In order to compete successfully, Chiquita must be able to source bananas of uniformly high quality and, on a timely basis, transport and distribute them to worldwide markets. Bananas are highly perishable and must be brought to market and sold generally within 60 days after harvest. Therefore, the selling price which an importer receives for bananas depends on several factors, including: the availability of bananas and other fruit in each market; the relative quality of competing fruit; and wholesaler and retailer acceptance of bananas offered by competing importers. Excess supplies may result in increased price competition. Profit margins on sales may also be significantly affected by fluctuations in currency exchange rates. Competition in the sale of bananas also comes from other fresh fruit, which may be seasonal in nature. The resulting seasonal variations in demand cause banana pricing to be seasonal, with the first six months of the calendar year being the stronger period.

     Chiquita's vegetable canning business competes directly with a few major producers of both branded and private-label canned vegetables, as well as indirectly with numerous marketers of frozen and fresh vegetable products.

     Adverse Weather Conditions and Crop Disease. Bananas are vulnerable to adverse local weather conditions, which are quite common but difficult to predict, and to crop disease. These factors may result in lower sales volume and increased costs, but may also restrict worldwide supplies and lead to increased prices for bananas. However, competitors may be affected differently, depending upon their ability to obtain adequate supplies from sources in other geographic areas. Chiquita has a greater number and geographic diversity of major sources of bananas than any of its competitors. During 1997, approximately one-fourth of all bananas sold by Chiquita were sourced from each of Panama and Costa Rica. Bananas are sourced from numerous other countries, including Colombia, Ecuador, Guatemala and Honduras which comprised 6% to 13% (depending on the country) of bananas sold by Chiquita during 1997.

     The vegetable processing industry is affected by the availability of product supply, which correlates to plantings, growing conditions, crop yields and inventories, all of which may vary from year to year.

     Labor Relations. Chiquita employs approximately 40,000 employees. Approximately 31,000 of these employees are employed in Central and South America, including 25,000 workers covered by approximately 65 labor contracts. Approximately 40 contracts covering approximately 15,000 employees are currently being renegotiated or expire during 1998. Strikes or other labor-related actions are sometimes encountered upon expiration of labor contracts or during the term of the contracts.

     Other Risks of International Operations. Chiquita's operations are heavily dependent upon products grown and purchased in Central and South American countries; at the same time, Chiquita's operations are a significant factor in the economies of many of these countries. These activities are subject to risks that are inherent in operating in these countries, including government regulation, currency restrictions and other restraints, risks of expropriation and burdensome taxes. There is also a risk that legal or regulatory requirements will be changed or that administrative policies will change. Certain of these activities are substantially dependent upon leases and other agreements with the governments of these countries. Chiquita's overall risk from these factors, as well as from political changes, is reduced by the large number and geographic diversity of its sources of bananas.

     Chiquita's worldwide operations and products are subject to numerous governmental regulations and inspections by environmental, food safety and health authorities. Although Chiquita believes it is substantially in compliance with such regulations, actions by regulators have in the past required, and in the future may require, operational modifications or capital improvements at various locations or the payment of fines and penalties, or both.

     Shares Available for Future Sale. No prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sales, will have on the market price prevailing from time to time of Common Stock. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. At June 22, 1998, there were outstanding 64,463,631 shares of Common Stock, including 23,996,295 shares held, directly or indirectly, by AFG. The outstanding shares include approximately 1.3 million shares privately issued in September 1997 in connection with the acquisition of the Owatonna Canning group of companies. These shares may be sold pursuant to Rule 144 under the Securities Act after September 23, 1998.

                    USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholder. However, under certain circumstances, the Company may repurchase some or all of the Shares, in which case, the Company expects to retire them.

                  SELLING SHAREHOLDER

     The following information regarding the Shares offered hereby has been provided to the Company by Campbell Investment Company, a Delaware corporation (the "Selling Shareholder"), and reflects information concerning beneficial ownership of Common Stock as of the date of this Prospectus. The Selling Shareholder is a wholly-owned subsidiary of Campbell Soup Company and an affiliate of the former shareholder of Campbell Mushrooms Pty Limited and Campbell Mushrooms Centre Pty Limited (collectively the "Australian Mushroom Companies"). The Selling Shareholder received the Shares in connection with the acquisition by Chiquita's Australian subsidiary of all of the outstanding capital stock of the Australian Mushroom Companies on June ___, 1998. The Selling Shareholder owns 1,149,980* shares of Common Stock, which constitute the Shares. The Selling Shareholder is offering up to 1,149,980* Shares pursuant to this Registration Statement and, assuming the sale of all such Shares, will hold no shares of Common Stock following such sales.

*These numbers may change in the final prospectus, based on the actual number of shares issued in connection with the acquisition of the Australian Mushroom Companies.

                 PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by or for the account of the Selling Shareholder directly to purchasers, to or through broker-dealers or through a combination of these methods. Sales by means of this Prospectus may be made privately at prices to be individually negotiated with the purchasers or publicly through transactions on the New York Stock Exchange, other exchanges or in the over-the-counter market, including block trades, at prices reasonably related to market prices at the time of sale or at negotiated prices. Broker-dealers participating in such transactions may act as agent or as principal and may receive commissions from the purchasers as well as from the Selling Shareholder. The Selling Shareholder may elect to engage an underwriter to sell the Shares being offered by them. There can be no assurance that the Selling Shareholder will sell all or any of the Shares offered by it.

     All expenses relating to the registration of the Shares, other than fees and expenses of counsel, accountants or other consultants to the Selling Shareholder, will be paid, directly or indirectly, by the Company.

     The Selling Shareholder and any brokers or dealers acting in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act.

     The Company has agreed with the Selling Shareholder, subject to certain exceptions, to keep the Registration Statement covering the Shares effective until the earlier of (i) four months after the date of initial issuance of the Shares or (ii) the date on which all Shares have been sold by the Selling Shareholder pursuant to the Registration Statement.

                     LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon by Robert W. Olson. Mr. Olson, Senior Vice President, General Counsel and Secretary of Chiquita, presently holds shares of Common Stock in the Company's Savings and Investment (401(k)) Plan as well as employee stock options to purchase additional shares of Common Stock and restricted stock awards.

                        EXPERTS

     The consolidated financial statements of Chiquita Brands International, Inc. appearing (or incorporated by reference) in its Annual Report (Form 10-K) for the year ended December 31, 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included (or incorporated by reference) therein and incorporated herein by reference. The financial statements of Stokely USA, Inc. for the years ended March 31, 1997, 1996 and 1995, incorporated by reference into Chiquita's Current Report on Form 8-K dated January 16, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon incorporated therein and herein by reference. Such Chiquita consolidated financial statements and Stokely USA, Inc. consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                        PART II

      INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the estimated expenses to be incurred by Chiquita in connection with the distribution of the securities being registered hereby:

     SEC registration fee. . . . . . . . . .$  4,655
     Accounting fees and expenses  . . . . .  10,000
     Legal fees and expenses . . . . . . . .   5,000
     Miscellaneous . . . . . . . . . . . . .     345
     Total . . . . . . . . . . . . . . . . .$ 20,000

     All of the above expenses other than the registration fee are estimates. None of the expenses listed will be paid by the Selling Shareholder.

Item 15.  Indemnification of Directors and Officers.

     Article VI of Chiquita's By-Laws provides directors and officers with the right to indemnification and advancement of expenses to the fullest extent not prohibited by the New Jersey Business Corporation Act. Directors and officers of Chiquita are indemnified generally against expenses and liabilities incurred in connection with any proceedings, including proceedings by or on behalf of Chiquita, relating to their service to or at the request of Chiquita. However, no indemnification may be made if a final adjudication establishes that a person's acts or omissions (a) breached the person's duty of loyalty to Chiquita or its shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the person of an improper personal benefit. Section VIII of Chiquita's Second Restated Certificate of Incorporation also limits the liability of Chiquita's directors and officers, to the fullest extent permitted by the New Jersey Business Corporation Act, to Chiquita or its shareholders for monetary damages for breach of any duty, except in the situations set forth in (a) through (c) above.

Item 16.  Exhibits.

     The following Exhibits are a part of this Registration
Statement.

     Exhibit No.

     5    Opinion of Counsel*
     23.1 Consent of Independent Auditors  (Ernst & Young LLP)
     23.2 Consent of Independent Auditors (Deloitte & Touche
            LLP)
     23.3 Consent of Counsel (included in Exhibit 5)*
     24   Powers of Attorney*

     * Previously filed.

     Item 17.  Undertakings.

     *(a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i)  To include any prospectus required by section
               10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     *(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
_______________________

* Paragraph references correspond to those of Item 512 of Regulation S-K

                             SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Form S-3 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cincinnati, Ohio, as of the 24th day of June, 1998.

                              CHIQUITA BRANDS INTERNATIONAL, INC.

                              BY:  /s/ Carl H. Lindner
                                   -------------------------------
                                   Carl H. Lindner
                                   Chairman of the Board and
                                   Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Form S-3 Registration Statement has been signed by the following persons in the capacities indicated as of the 24th day of June, 1998.

Signature                             Title

/s/ Carl H. Lindner                   Chairman of the Board and
--------------------------            Chief Executive Officer
Carl H. Lindner

/s/ Keith E. Lindner*                 Vice Chairman of the Board
--------------------------
Keith E. Lindner

/s/ Steven G. Warshaw                 Director, President and
--------------------------            Chief Operating Officer
Steven G. Warshaw

/s/ Fred J. Runk*                     Director
--------------------------
Fred J. Runk

/s/ Jean Head Sisco*                  Director
--------------------------
Jean Head Sisco

/s/ William W. Verity*                Director
--------------------------
William W. Verity

/s/ Oliver W. Waddell*                Director
--------------------------
Oliver W. Waddell

/s/ Warren J. Ligan                   Senior Vice President and
--------------------------            Chief Financial Officer
Warren J. Ligan

/s/ William A. Tsacalis               Vice President and Controller
--------------------------            (Chief Accounting Officer)
William A. Tsacalis

*Pursuant to Power of Attorney

/s/ Robert W. Olson
--------------------------
Robert W. Olson
Attorney-In-Fact

                   INDEX TO EXHIBITS


     Exhibit No.    Description
     ___________    ___________

     5              Opinion of Counsel*

     23.1           Consent of Independent Auditors (Ernst & Young LLP)

     23.2           Consent of Independent Auditors (Deloitte & Touche LLP)

     23.3           Consent of Counsel (included in Exhibit 5)*

     24             Powers of Attorney*


     * Previously filed

                                                     Exhibit 23.1



               CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in Amendment No. 1 to Registration Statement No. 333-51497 on Form S-3 filed on June 24, 1998 and the related Prospectus of Chiquita Brands International, Inc. for the registration of 1,149,980 shares of its Common Stock and to the incorporation by reference therein of our report dated February 11, 1998, with respect to the consolidated financial statements and schedule of Chiquita Brands International, Inc. included (or incorporated by reference) in its Annual Report (Form 10-K) for the year ended December 31, 1997, filed with the Securities and Exchange Commission.




                                        /s/  ERNST & YOUNG LLP
                                        -----------------------



Cincinnati, Ohio
June 24, 1998

                                                     Exhibit 23.2



INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-51497 on Form S-3 of Chiquita Brands International, Inc. of our report dated June 19, 1997 (October 10, 1997 as to Note L), with respect to the financial statements of Stokely USA, Inc., for the year ended March 31, 1997, and incorporated by reference in the Chiquita Brands International, Inc. Report on Form 8-K dated January 16, 1998, and to the reference to our firm under the heading "Experts" in this Amendment to the Registration Statement.


/s/ Deloitte & Touche LLP
-------------------------
DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 24, 1998